Exhibit 4.5

             MINUTES OF A SPECIAL MEETING OF THE BOARD OF DIRECTORS

                                       OF

                                BIORELEASE CORP.

Upon previous notice to all Directors of the Corporation and at the call of the Chairman, Richard Schubert, the Board of Directors of Biorelease Corp. convened in person at the US Air Club at the Baltimore Airport at approximately 3:00 PM, January 30th, 2001. Present were Directors Whitney and Schubert along with Dr. Reeves, President of the Company. Dr. Reeves acted as Secretary, Pro Tem for the meeting.

Dr, Reeves discussed with the Board the recent termination of the Polar Molecular merger and the fact that the Company was still owed $28,549 by Polar, which had created cash flow pressure. Reeves indicated his affiliate has accrued a substantial portion of this amount to allow the transfer agent and other critical service providers to remain current. Reeves estimated these advances to be in the range of $25,000 by June 30th, 2001. Further Reeves indicated that security counsel Lowy had also not been paid for over three years, the last payment being issuance of stock in anticipation of the coal deal in 1997. Discussion developed around creating stock compensation to reflect advances by Reeves and the past effort by management and critically important consultants on behalf of the Company for the past three years with the advent of keeping the activities of the Company going well into this next calendar year 2001. After both directors had a chance to ask further questions, it was

         VOTED to issue stock valued at $35,000 (1,750,000 shares) to counsel John Lowy, half of which (800,000 shares) to be issued as of January 1, 2001 and the remaining (950,000 shares) to be issued subject to his performing services for, and following the filing of the June 30, 2001 10KSB, all of which are for general legal representation not associated with capital formation activities and shall be registered on Form S-8.

         VOTED to issue stock as of January 1, 2001 valued at $70,000 (3,500,000 shares) to Dr. Reeves for services performed since 1997 through the end of this current fiscal year, such shares to be registered on Form S-8.

         VOTED to issue stock to Directors Schubert and Whitney valued at $12,500 each (625,000 shares each) effective January 1, 2001 to reflect compensation over and above the qualified options granted annually, such shares to be registered on Form S-8.

         VOTED to issue to Kevin McGuire stock valued on January 1, 2001 at $5,000 (250,000 shares) for past services and services through the filing of the 10KSB for June 30, 2001, such shares to be registered on Form S-8.

Reeves then reported his ongoing  discussions with Energy Electric Storage,  Inc
(EES) and discussed beginning due diligence on this new company as a possible merger candidate for the Company. Reeves described the technology and reported executives and board members reportedly planning to join EES. The board discussed the EES opportunity for some time and instructed Reeves to continue discussions and report back to the board by teleconference when a definitive letter of intent could be completed subject to more thorough due diligence. With Director Whitney going out of the country on Saturday, the board agreed to set up a teleconference before Saturday AM, February 3rd.

Reeves then discussed the extension of the December 1999 creditor agreement and the need to complete that transaction. Reeves reported the agreement had been extended by both sides and would expire December 31, 2000 if not closed which would place in jeopardy the ability for the Company to conduct a reverse merger. After further discussion, it was

         VOTED to ratify the extension of the December 1999 creditor agreement until December 31, 2000 and authorize the transfer of 2,749,273 BTI shares held by the Company to RT Robertson Consultants, Inc. on behalf of the creditors effective December 31, 2000, reducing the shares held by the Company in BTI from 4,582,122 to 1,832,849. Consideration for the shares shall be an offset of amounts currently owing by the Company to RT Robertson.

There being no further business to come before the Board, the meeting was adjourned at approximately 5:15PM.







--------------------------------------
R. Bruce Reeves, Secretary Pro tem

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As independent certified public accountants, we hereby consent to the inclusion of our report dated October 13, 2000 on the consolidated financial statements of Biorelease Corp and Subsidiary for the years ended June 30, 2000 and 1999, in the Company's form S-8 Registration Statement.

Ferrari & Associates, P. C.
Litchfield, New Hampshire
February 2, 2001